Exhibit 22

ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

April 28, 2005

MML Series Investment Fund II

1295 State Street

Springfield, Massachusetts 01111

Ladies and Gentlemen:

We are furnishing this opinion in connection with the proposed offer and sale by MML Series Investment Fund II, a Massachusetts business trust (the “Trust”), of shares of beneficial interest (“Shares”) of its MML Money Market Fund, MML Inflation-Protected Bond Fund, MML Managed Bond Fund, MML Blend Fund, MML Equity Fund, MML Enhanced Index Core Equity Fund, MML Small Cap Equity Fund and MML Small Company Opportunities Fund (each a “Fund”) pursuant to Registration Statement No. 333-122804 on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended.

We are familiar with the action taken by the Trustees of the Trust to authorize the issuance of shares. We have examined or relied upon the Trust’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) on file in the office of the Secretary of The Commonwealth of Massachusetts and its Bylaws, the originals or copies of resolutions adopted at a meeting of the Trustees of the Trust and such other documents as we deem necessary for purposes of this opinion.

We assume that upon each sale of shares the Trust will receive the net asset value thereof.

Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of shares of each Fund, and that, when such shares are issued and sold and the authorized consideration therefor is received by the Trust, such shares will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Trust or the Trustees of the Trust. The Declaration of Trust provides for indemnification out of the property of a particular Fund for all loss and expense of any shareholder of that Fund held personally liable for the obligations of that Fund solely by reason of his or her being or having been a shareholder of that Fund. Thus, the risk of a shareholder’s incurring financial loss on account of being a shareholder of a Fund is limited to circumstances in which that Fund itself would be unable to meet its obligations.

ROPES & GRAY LLP

We consent to the filing of this opinion with and as part of the Registration Statement and to the reference to our firm under the caption “Experts” in the Trust’s Statement of Additional Information contained in the Registration Statement.

Very truly yours,

/s/ ROPES & GRAY LLP
Ropes & Gray LLP